UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 FORM U-3A-2/A-2


                 Statement By Holding Company Claiming Exemption
                  Under Rule U-3A-2 from the Provisions of the
                   Public Utility Holding Company Act of 1935

                      To Be Filed Annually Prior to March 1

                       MIDAMERICAN ENERGY HOLDINGS COMPANY

                            MIDAMERICAN FUNDING, LLC
                                    MHC Inc.


each hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following amended information:

Exhibit A

         Exhibit A-1, pages 1 through 4, shows unaudited consolidating statements of income of MidAmerican Energy Holdings Company for its subsidiaries for the year ended December 31, 2001 together with consolidating balance sheets of MidAmerican Energy Holdings Company and its subsidiaries as of December 31, 2001.

         Exhibit A-2, pages 1 through 13, shows unaudited consolidating statements of income of MidAmerican Funding, LLC for its subsidiaries (including MHC Inc.) for the year ended December 31, 2001 together with consolidating balance sheets of MidAmerican Funding, LLC and its subsidiaries (including MHC Inc.) as of December 31, 2001.

         Exhibit A-3, pages 1 through 31, shows unaudited consolidating statements of income of HomeServices.Com Inc. for its subsidiaries for the year ended December 31, 2001 together with consolidating balance sheets of HomeServices.Com Inc. and its subsidiaries as of December 31, 2001.

         Exhibit A-4, pages 1 through 2, shows unaudited combined statements of income of MidAmerican Energy Holdings Company's domestic subsidiaries for the year ended December 31, 2001 together with combined balance sheets of MidAmerican Energy Holdings Company's domestic subsidiaries as of December 31, 2001.

         Exhibit A-5, pages 1 through 4, shows unaudited combined statements of income of MidAmerican Energy Holdings Company's Philippine subsidiaries for the year ended December 31, 2001 together with combined balance sheets of MidAmerican Energy Holdings Company's Philippine subsidiaries as of December 31, 2001.

         Exhibit A-6, pages 1 through 10, shows unaudited consolidating statements of income of CE Electric UK Funding Company and its subsidiaries for the year ended December 31, 2001 together with consolidating balance sheets of CE Electric UK Funding Company and its subsidiaries as of December 31, 2001.

         Exhibit A-7 lists the remaining active subsidiaries that are not included in the consolidating statements of income or balance sheets on Exhibits A-1 through A-6.

         Exhibit A is filed confidentially pursuant to Rule 104 under the Public Utility Holding Company Act of 1935, as amended.

         Each of the claimants has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of September 2002.


                                             MidAmerican Energy Holdings Company
                                             MidAmerican Funding, LLC
                                             MHC Inc.



                                             By  /s/  Patrick J. Goodman
                                                 -------------------------------
                                                      Patrick J. Goodman
                                                      Senior Vice President and
                                                      Chief Financial Officer
                                                      of MidAmerican Energy
                                                      Holdings Company and MHC
                                                      Inc., and Vice President
                                                      and Treasurer of
                                                      MidAmerican Funding, LLC

Attest:



Paul J. Leighton
-------------------------------------------
Paul J. Leighton
Vice President, Assistant General Counsel
  And Assistant Corporate Secretary


All notices and correspondence concerning this statement should be addressed to:


Paul J. Leighton
Assistant General Counsel
MidAmerican Energy Holdings Company
P.O. Box 657
Des Moines, IA  50303-0657